MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)


Item 1.		Reporting Issuer

ENERGY POWER SYSTEMS LIMITED, 2 Adelaide Street West,
Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.		Date of Material Change

January 15, 2002.

Item 3.		Press Release

The Press Release was disseminated via BCE Emergis via North American Disclosure on January 15, 2002.

Item 4.		Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.		Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.		Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.		Omitted Information

No information has been omitted in respect of the material change.

Item 8.		Senior Officer

Sandra J. Hall, Secretary  (416) 861-1484.

Item 9.		Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 15th day of January, 2002.


ENERGY POWER SYSTEMS
LIMITED



Per:  "Sandra J. Hall"
          Secretary






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Exhibit "A"
NEWS RELEASE

ENERGY POWER PARTICIPATES IN DRILLING MEARON/ LADYFERN TEST WELL

Toronto, January 15, 2002. Energy Power Systems Limited (OTC BB: EYPSF, Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announces its participation in a natural gas test well on trend with a major dolomitic reef formation in the Mearon/Ladyfern area along the Alberta and British Columbia border. The drilling location has been defined by a 3D seismic anomaly and the test well is expected to be drilled to a depth of approximately 9,186 feet (2,800 meters) to encounter the Devonian Slave Point formation.
The Ladyfern/Mearon Prospect located in Township 93, Ranges 12 and 13 W6M consists of 2 sections of land (1,280 gross acres). Energy Power has a 25% participating interest in the test well, with a 17.5% interest until payout and a 12.5% interest after payout in the test well and earns a 12.5% interest in the earned section.
The Ladyfern/Slave Point gas pool in north-central Alberta and British Columbia is being heralded as one of Western Canada's most prolific natural gas discoveries in 15 years. The Ladyfern/Slave Point gas field was discovered during the winter of 2000 and land sales during the years 2000 and 2001 at Ladyfern exceeded CDN $65 million. Recent industry reports estimate the field to be up to 150 square kilometres in area with proven recoverable reserves of 600 billion cubic feet (600 Bcf) and possible reserves of up to a trillion cubic feet (1 Tcf) of gas in place. The Ladyfern/Slave Point reservoir rock is leached, fractured and hydrothermally-dolomized carbonate reef complex that was extensively faulted creating reservoir section with significant gas deliverability. Recent Ladyfern wells within this reservoir have tested deliverability of 2 million cubic feet per day (MMcf/d) to in excess of 100 MMcf/d. Energy Power's drilling location is within 2 miles of prolific Slave Point production and within 4 miles of a previously announced discovery well producing at 60 MMcf/d. The Ladyfern/Slave Point gas pool is estimated to be producing at a current rate of approximately 600 MMcf/d. Similar gas fields in the area include the Hamburg/Slave Point gas field to the north with an estimated 490 Bcf original gas in place and the Cranberry/Slave Point gas field to the east with an estimated 595 Bcf original gas in place.
Sandra Hall, VP Corporate Affairs of Energy Power stated, "We are excited with the opportunity to explore in one of the richest and most prolific on-shore natural gas plays in Canada. Although the total drilling and completing cost of this one test well could exceed CDN $3.0 million for the joint interest holders we are pleased with the quality and extent of geology and geophysics that went into preparing the prospect and identifying the drilling location by all parties concerned. Exploration drilling for oil and gas is risky but the joint interest holders feel that we have applied all the best skills and latest techniques available so that this Mearon/Ladyfern prospect could be the cornerstone of our winter drilling program."









About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

The Engineering and Offshore Division is currently working on a backlog of contracts which should carry over to the next fiscal year and beyond. Further development of Atlantic Canada's offshore infrastructure could feed additional growth for the Engineering & Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company is expanding its exploration, drilling and development program to increase oil and gas reserves and production.

At present there are approximately 8.8 million shares issued and outstanding in the capital of the Company.

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For further information contact:	Sandra J. Hall
					VP Corporate Affairs
					Telephone: (416) 861-1484


Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.